Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

The board (the “Board”) of directors (the “Directors”) of MINISO Group Holding Limited (the “Company”) is pleased to announce the unaudited interim consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended December 31, 2022 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2021. These interim results have been reviewed by the audit committee (the “Audit Committee”) of the Board.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended December 31,
	2022	2021	Change (%)
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Revenue	5,266,878	5,426,908	(2.9)%
Gross profit	1,985,660	1,591,342	24.8%
Operating profit	957,070	468,947	104.1%
Profit before taxation	1,005,409	469,956	113.9%
Profit for the period	763,911	338,618	125.6%
Profit for the period attributable to:
– Equity shareholders of the Company	764,090	336,779	126.9%
– Non-controlling interests	(179)	1,839	(109.7)%
Earnings per share
– Basic (RMB)	0.61	0.28	117.9%
– Diluted (RMB)	0.61	0.28	117.9%
Adjusted net profit, a non-IFRS measure	790,491	389,018	103.2%
Adjusted net earnings per share, a non-IFRS measure
– Basic (RMB)	0.64	0.32	100.0%
– Diluted (RMB)	0.63	0.32	96.9%

NON-IFRS FINANCIAL MEASURES

In evaluating our business, we consider and use non-IFRS measures, such as adjusted net profit and adjusted basic and diluted net earnings per share, as supplemental measures to review and assess our operating performance. The presentation of the non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define adjusted net profit, a non-IFRS measure, as profit excluding equity-settled share-based payment expenses. We define adjusted basic net earnings per share, a non-IFRS measure, as dividing the adjusted net profit attributable to the equity shareholders of the Company by the weighted-average number of ordinary shares outstanding. We define adjusted diluted net earnings per share, a non-IFRS measure, as dividing the adjusted net profit attributable to the equity shareholders of the Company by the weighted average number of ordinary shares outstanding assuming conversion of all potential dilutive ordinary shares.

We present the non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. The non-IFRS financial measures enable our management to assess our operating results without considering the impacts of the aforementioned non-cash and other adjustment items. Accordingly, we believe that the use of the non-IFRS financial measures provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and the Board.

The non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. The non-IFRS financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net profit, a non-IFRS measure, is that it does not reflect all items of income and expense that affect our operations. Further, the non-IFRS measures may differ from similar non-IFRS measures used by other companies, including peer companies, and therefore the comparability may be limited.

The non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit, basic and diluted earnings per share or any other measure of performance. Investors are encouraged to review our historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net profit, a non-IFRS measure, for the six months ended December 31, 2021 and 2022 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the period.

	For the Six Months Ended December 31,
	2022	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Profit for the period	763,911	338,618
Add back:
Equity-settled share-based payment expenses	26,580	50,400

Adjusted net profit, a non-IFRS measure	790,491	389,018

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

We are a global value retailer offering a variety of design-led lifestyle products. Within ten years since we opened our first store in China in 2013, we have successfully incubated two brands – MINISO and TOP TOY. We have built our flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide. Our flagship brand “MINISO” offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products’ trendiness, creativeness, high quality and affordability.

For the six months ended December 31, 2022, the aggregate GMV of products sold through our MINISO network reached approximately RMB9.9 billion. TOP TOY brand achieved a GMV of RMB314.2 million in the same period in multi-channels.

Brands and Products

For the six months ended December 31, 2022, we launched an average of over 560 SKUs under the “MINISO” brand per month, and we offered consumers a wide selection of over 7,600 core SKUs, the vast majority of which are under the “MINISO” brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the TOP TOY brand, we offered over 3,800 SKUs as of December 31, 2022 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

As of December 31, 2022, we have established co-branding relationships with IP licensors owning 82 popular brands. We also co-developed new IPs with talented independent artists into popular IP products. As of December 31, 2022, we had co-developed over 300 IP products under our TOP TOY brand with 20 IP licensors.

Store Network

As of December 31, 2022, we served consumers primarily through a network of over 5,400 MINISO stores, including over 3,300 MINISO stores in China and over 2,100 MINISO stores overseas. The following table shows the number of MINISO stores in China and overseas as of the dates presented:

	As of December 31,
	2022	2021
Number of MINISO stores
China	3,325	3,168
Directly operated stores	16	5
Stores operated under MINISO Retail Partner model	3,290	3,146
Stores operated under distributor model	19	17
Overseas	2,115	1,877
Directly operated stores	153	136
Stores operated under MINISO Retail Partner model	246	203
Stores operated under distributor model	1,716	1,538

Total	5,440	5,045

We have also expanded our TOP TOY store network in China. As of December 31, 2022, we had a total of 117 TOP TOY stores, all of which were located in China. We also had a small number of roboshops selling our TOP TOY products as of December 31, 2022.

	As of December 31,
	2022	2021
Number of TOP TOY stores
Directly operated stores	8	5
Stores operated under MINISO Retail Partner model	109	84

Total	117	89

Store operations in China

As of December 31, 2022, apart from 16 directly operated MINISO stores and 8 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in China were operated under our MINISO Retail Partner model. The following table shows the aggregate numbers of MINISO stores in China for the periods indicated:

	As of December 31,
	2022	2021
Directly operated stores
Number of stores at the beginning of the period	14	5
Number of new stores opened during the period	5	1
Number of closed stores during the period(1)	3	1
Net increase in number of stores during the period	2	–
Number of stores at the end of the period	16	5
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	3,195	2,919
Number of new stores opened during the period	213	348
Number of closed stores during the period(1)	118	121
Net increase in number of stores during the period	95	227
Number of stores at the end of the period	3,290	3,146
Stores operated under distributor model
Number of stores at the beginning of the period	17	15
Number of new stores opened during the period	2	2
Number of closed stores during the period(1)	–	–
Net increase in number of stores during the period	2	2
Number of stores at the end of the period	19	17

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers for the periods indicated:

	As of December 31,
	2022	2021
Number of MINISO stores in China
First-tier cities	453	472
Second-tier cities	1,395	1,389
Third- or lower-tier cities	1,477	1,307

Total	3,325	3,168

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of December 31, 2022, 507 of our 981 MINISO Retail Partners had invested in MINISO stores for over three years.

We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in China in the near future while also expanding into lower-tier cities. For expansion of our MINISO store network in China, our efforts will be focused on penetration into lower-tier cities as we have established a strong presence in more developed cities.

The following table shows the number of our MINISO Retail Partners in China for the periods indicated. We only had one distributor for the MINISO brand in Tibet in China during the six months ended December 31, 2022. As of the date of this announcement, there has been no conversion of our collaboration partners in China from a MINISO Retail Partner to a distributor, or vice versa.

	As of December 31,
	2022	2021
Number of MINISO Retail Partners at the beginning of the period(1)	921	821
Number of new MINISO Retail Partners during the period(2)	159	97
Number of terminated MINISO Retail Partners during the period(3)	82	47
Net increase in number of MINISO Retail Partners during the period(2)	77	50
Number of MINISO Retail Partners at the end of the period(1)	998	871

Notes:

(1)	Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	We added 97 and 159 new MINISO Retail Partners for the six months ended December 31, 2021 and 2022, respectively. The increase in the number of new MINISO Retail Partners for the six months ended December 31, 2022 was mainly due to our store expansion strategy into lower-tier cities in China, which demands us to cooperate with many more long-tail MINISO Retail Partners with local resources for store expansion purposes.

(3)	The number of terminated MINISO Retail Partners increased to 82 for the six months ended December 31, 2022 from 47 in the previous corresponding period, primarily due to an increase in the number of terminated long-tail MINISO Retail Partners.

Our TOP TOY stores are operated under the MINISO Retail Partner Model as well. Among the MINISO Retail Partners shown in the table above, we had 11 and 17 MINISO Retail Partners operating TOP TOY stores as of December 31, 2021 and 2022, respectively.

Overseas store operations

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of December 31, 2022, in international markets, there were over 150 stores directly operated by us and over 1,900 MINISO Retail Partner stores and stores operated under the distributor model. As of the date of this announcement, to our knowledge, except for one distributor that is controlled by Mr. YE Guofu (“Mr. Ye”), our chairman and chief executive officer, and another distributor which has a minority shareholding in one of our subsidiaries, all of our overseas MINISO Retail Partners and distributors are independent third parties. For the six months ended December 31, 2022, the respective transaction amount with these two distributors accounted for insignificant percentages of our total revenue. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	As of December 31,
	2022	2021
Directly operated stores
Number of stores at the beginning of the period	133	127
Number of new stores opened during the period	39	20
Number of closed stores during the period(1)	19	11
Net increase in number of stores during the period	20	9
Number of stores at the end of the period	153	136
Stores operated under MINISO Retail Partner model
Number of stores at the beginning of the period	208	195
Number of new stores opened during the period	45	10
Number of closed stores during the period(1)	7	2
Net increase in number of stores during the period	38	8
Number of stores at the end of the period	246	203
Stores operated under distributor model
Number of stores at the beginning of the period	1,632	1,488
Number of new stores opened during the period	156	127
Number of closed stores during the period(1)	72	77
Net increase in number of stores during the period	84	50
Number of stores at the end of the period	1,716	1,538

Note:

(1)	The closure of MINISO stores was due to various reasons, such as expiration of store leases, increase in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributions for other considerations, as applicable.

In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the periods indicated:

	For the six months ended December 31,
	2022	2021
Number of distributors at the beginning of the period(1)	200	170
Number of new distributors during the period(2)	25	20
Number of terminated distributors during the period(2)	13	11
Net increase in number of distributors during the period(3)	12	9
Number of distributors at the end of the period(1)	212	179

Notes:

(1)	Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2)	Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors.

(3)	We had 9 and 12 additional distributors for the six months ended December 31, 2021 and 2022, respectively. The increase in the number of additional distributors for the six months ended December 31, 2022 was primarily due to the increase in the number of distributors in India.

As of December 31, 2021 and 2022, we had 31 and 61 MINISO Retail Partners in overseas markets, respectively. The increase in the number of additional retail partners for the six months ended December 31, 2022 was primarily due to the increase of the number of retail partners in Vietnam.

Other Key Operating Data

The following tables set forth certain of our key operating data other than store numbers for the periods indicated:

	For the six months ended December 31,
	2022	2021

	(RMB in millions)
MINISO stores in China(1)
Total GMV	4,531	5,616
Annualized average revenue per MINISO store	1.9	2.5
Number of transactions (in millions)	120.4	154.2
Sales volume of SKUs (in millions)	352.7	474.1
Average spending per transaction (RMB)	37.6	36.4
Average selling price (RMB)	12.8	11.8

	For the six months ended December 31,
	2022	2021

	(RMB in millions)
MINISO stores in overseas markets(1)
Total GMV(2)	4,534	3,228
Asian countries excluding China(2)	1,887	1,305
Americas(2)	2,017	1,368
Europe	329	254
Others	301	300
Annualized average revenue per MINISO store(2)	1.9	1.5
Asian countries excluding China(2)	1.7	1.1
Americas(2)	2.9	2.3
Europe	0.9	1.8
Others	0.6	0.5

Notes:

(1)	Annualized average revenue per MINISO store is annualized revenue calculated by dividing (a) revenue of MINISO brand by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

(2)	Total GMV of MINISO stores in overseas markets increased from RMB3,228 million for the six months ended December 31, 2021 to RMB4,534 million for the six months ended December 31, 2022, mainly due to the recovery of international markets from the COVID-19 pandemic, especially in Asian countries excluding China and Americas, which were our largest and second largest overseas markets in terms of store count and GMV, respectively. A similar trend was seen in annualized average revenue per MINISO store.

Our TOP TOY stores started operating in December 2020 in China. For the six months ended December 31, 2021 and 2022, (i) total GMV of TOP TOY offline stores was RMB253.6 million and RMB237.3 million, respectively, (ii) annualized average revenue per TOP TOY store was RMB7.9 million and RMB4.1 million, respectively, (iii) number of transactions of TOP TOY stores was 2.0 million and 1.9 million, respectively, (iv) sales volume of SKUs of TOP TOY stores was RMB3.6 million and RMB3.7 million, respectively, (v) average spending per transaction in TOP TOY stores was RMB129.0 and RMB122.2, respectively, and (vi) average selling price in TOP TOY stores was RMB69.8 and RMB63.3, respectively. Annualized average revenue per TOP TOY store is annualized revenue calculated by dividing (a) revenue of TOP TOY brand by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

The following table sets forth the GMV through online channels of MINISO brand in China for the periods indicated:

	For the six months ended December 31,
	2022	2021

	(RMB in millions)
MINISO stores in China
Total GMV through online channels(1)	354	412

Note:

(1)	Excludes GMV through O2O platforms which is accounted for in GMV through offline channels.

The following table sets forth the average number of stores operated by MINISO Retail Partners and distributors as of the dates indicated:

	As of December 31,
	2022	2021
MINISO Retail Partners
Average number of stores operated(1)	3.5	3.7
Distributors
Average number of stores operated(2)	8.2	8.7

Notes:

(1)	Average number of stores operated by MINISO Retail Partners is calculated by dividing the average number of stores operated under the MINISO Retail Partner model at the beginning and the end of the relevant period by the average of number of MINISO Retail Partners at the beginning and the end of the relevant period.

(2)	Average number of stores operated by distributors is calculated by dividing the average number of stores operated under the distributor model at the beginning and the end of the relevant period by the average number of distributors at the beginning and the end of the relevant period.

Recent Developments after the Reporting Period

Impact of COVID-19 on Our Operations and Financial Performance

As of February 15, 2023, our GMV in China in the first half of the first quarter of 2023 increased by 20% year-on-year, and increased by 39% compared to the same period in 2019. Going into the quarter ending March 31, 2023, it is expected that the impact of COVID-19 caused by the Omicron variant on the Company’s operations and results will gradually soften as the domestic re-opening policy is implemented. The Company will respond flexibly to the changing market conditions.

Business Outlook

Looking forward to the next half of 2023 fiscal year, we aim to further grow our business by pursuing the following strategies.

Looking forward to the next half of 2023, we aim to further grow our business. We will expand and upgrade our store network by capturing opportunities in lower-tier cities in China primarily for our MINISO stores, and further penetrate into the cities we have covered in China. In overseas markets, we shall further expand our store network based on local conditions in each market and continue to leverage our existing international operations for further development and to deepen the penetration into strategic markets, most notably in Asia, North America, and Europe. We further plan to expand our online offerings and broaden our online sales channels by further developing our own e-commerce channels and collaborating with more third-party e-commerce and O2O platforms. We also aim to continue to invest in branding to better monetize our product capabilities through marketing campaigns and customer engagement activities.

Under the current high inflation environment, we will further enhance our dynamic product development strategy and enrich our product offerings in order to maintain and improve the value propositions of our products.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended December 31,
	2022	2021
	(Unaudited)	(Unaudited)
	(RMB in thousands)
Revenue	5,266,878	5,426,908
Cost of sales	(3,281,218)	(3,835,566)

Gross profit	1,985,660	1,591,342
Other income	14,311	18,586
Selling and distribution expenses	(798,127)	(725,622)
General and administrative expenses	(313,908)	(432,696)
Other net income	72,850	45,964
Credit loss on trade and other receivables	(3,716)	(19,091)
Impairment loss on non-current assets	–	(9,536)

Operating profit	957,070	468,947
Finance income	64,684	26,437
Finance costs	(16,345)	(17,266)

Net finance income	48,339	9,171
Share of loss of equity-accounted investee, net of tax	–	(8,162)

Profit before taxation	1,005,409	469,956
Income tax expense	(241,498)	(131,338)

Profit for the period	763,911	338,618

Profit for the period attributable to:
– Equity shareholders of the Company	764,090	336,779
– Non-controlling interests	(179)	1,839

Revenues

Our total revenue decreased by 2.9% from RMB5,426.9 million for the six months ended December 31, 2021 to RMB5,266.9 million for the six months ended December 31, 2022, mainly attributable to a decrease in revenue generated from sales of lifestyle products and pop toys, which decreased by 1.3% from RMB4,817.6 million for the six months ended December 31, 2021 to RMB4,754.7 million for the six months ended December 31, 2022. The decrease in revenue generated from sales of lifestyle products and pop toys was mainly due to the influence of business operation in China arising from the COVID-19 pandemic.

During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 5,045 as of December 31, 2021 to 5,440 as of December 31, 2022. The number of TOP TOY stores increased from 89 as of December 31, 2021 to 117 as of December 31, 2022.

Cost of Sales

Our cost of sales decreased by 14.5% from RMB3,835.6 million for the six months ended December 31, 2021 to RMB3,281.2 million for the six months ended December 31, 2022, mainly due to the savings measures we adopted to reduce the cost of certain products.

Gross Profit and Gross Margin

Gross profit increased by 24.8% from RMB1,591.3 million for the six months ended December 31, 2021 to RMB1,985.7 million for the six months ended December 31, 2022, and gross margin increased from 29.3% to 37.7% during the same period. The increase in gross profit and gross margin was mainly driven by (i) an increase in revenue contribution from the Company’s international operations, which generally have a higher gross margin than the Company’s domestic operations. International operations contributed 36.2% of our total revenue for the six months ended December 31, 2022, compared to 24.7% for the six months ended December 31, 2021, (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China; and (iii) the savings measures we adopted to reduce the cost of certain products.

Other Income

Our other income was RMB18.6 million and RMB14.3 million for the six months ended December 31, 2021 and 2022, respectively.

Selling and Distribution Expenses

Our selling and distribution expenses increased by 10.0% from RMB725.6 million for the six months ended December 31, 2021 to RMB798.1 million for the six months ended December 31, 2022. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB693.3 million to RMB781.5 million during the same period, which was primarily due to (i) increased depreciation and amortization expenses of directly operated stores; (ii) increased licensing expenses in relation to our enlarging IP library and enriching offerings of IP products; (iii) personnel-related expenses and (iv)increased promotion and advertising expense, mainly in connection with our strategic brand upgrade of MINISO in China.

General and Administrative Expenses

Our general and administrative expenses decreased by 27.5% from RMB432.7 million for the six months ended December 31, 2021 to RMB313.9 million for the six months ended December 31, 2022. Excluding equity-settled share-based payment expenses, our general and administrative expenses decreased by 26.7% from RMB414.7 million to RMB304.0 million during the same period, which was primarily due to (i) decreased personnel-related expenses; and (ii) decreased depreciation and amortization expenses due to the capitalization of construction costs of our headquarters building.

Other Net Income

Our other net income was RMB72.9 million for the six months ended December 31, 2022, compared to other net income of RMB46.0 million for the six months ended December 31, 2021. This change was mainly attributable to a net foreign exchange gain of RMB54.2 million for the six months ended December 31, 2022, compared to a net foreign exchange loss of RMB11.5 million in the same period of 2021, which was partially offset by a decrease in investment income from wealth management products as a result of reduced principal of such products.

Credit Loss on Trade and Other Receivables

Our credit loss on trade and other receivables was RMB19.1 million and RMB3.7 million for the six months ended December 31, 2021 and 2022, respectively.

Impairment Loss on Non-current Assets

Our impairment loss on non-current assets was RMB9.5 million and nil for the six months ended December 31, 2021 and 2022, respectively.

Operating Profit

As a result of the foregoing, we recorded operating profit of RMB957.1 million for the six months ended December 31, 2022, representing an increase of 104.1% from RMB468.9 million for the six months ended December 31, 2021.

Net Finance Income

Our net finance income increased by 425.0% from RMB9.2 million for the six months ended December 31, 2021 to RMB48.3 million for the six months ended December 31, 2022, mainly due to an increase in interest income from bank deposits.

Share of Loss of Equity-accounted Investee, Net of Tax

Our share of loss of equity-accounted investee, net of tax was a loss of RMB8.2 million for the six months ended December 31, 2021. We had share of loss of equity-accounted investee, net of tax for the six months ended December 31, 2021 due to our investment into and share of 20% of loss of a company which was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and we currently own 100% equity interests of the then equity-accounted investee.

Income Tax Expense

We recorded income tax expense of RMB241.5 million for the six months ended December 31, 2022, compared to RMB131.3 million for the six months ended December 31, 2021.

Profit for the Period

As a result of the foregoing, we recorded a profit for the period of RMB763.9 million for the six months ended December 31, 2022, compared to a profit of RMB338.6 million for the six months ended December 31, 2021.

Current Ratio

Our current ratio increased from 2.1 as of June 30, 2022 to 2.4 as of December 31, 2022, primarily due to an increase in total current assets of RMB671.1 million, which was a result of an increase in other investments of RMB599.1 million, and an increase in inventories of RMB286.7 million, partially offset by a decrease in cash and cash equivalents of RMB161.9 million.

OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE

Liquidity and Source of Funding and Borrowing

During the six months ended December 31, 2022, we funded our cash requirements principally through cash generated from our operations and proceeds from borrowings. As at December 31, 2022, our cash, cash equivalents, restricted cash, term deposits, and other investments increased by 5.7% from RMB5,828.3 million as at June 30, 2022, to RMB6,160.4 million. The increase was primarily attributable to the receipts of proceeds from our global offering in connection with the listing on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and cash flow generated from our operations, partially offset by the increase of net cash used in other financing activities, mainly from dividends paid to our shareholders.

Significant Investments

We did not make or hold any significant investments during the six months ended December 31, 2022.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended December 31, 2022.

Pledge of Assets

As of December 31, 2022, none of our Group’s assets was pledged.

Future Plans for Material Investments or Capital Assets

As of December 31, 2022, we did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of December 31, 2022, our gearing ratio was 0.1%, compared with 0.1% as of June 30, 2022, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%.

Foreign Exchange Risk

Our financial reporting currency is Renminbi and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of Renminbi against U.S. dollar has a positive effect on our results of operations, while a strengthening of Renminbi against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollar would have an adverse effect on Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or American Depositary Shares (“ADSs”) or for other business purposes, appreciation of U.S. dollar against Renminbi would have a negative effect on U.S. dollar amounts available to us.

Contingent Liabilities

Commitment of Tax Payments

In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965 million to the local government in Guangzhou for a five-year period starting from January 1, 2021. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate the shortfall. In April 2022, MINISO (Guangzhou) Co., Ltd. provided a performance guarantee of RMB175 million issued by a commercial bank to the local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023. Our Directors have assessed that, based on the relevant taxes and surcharges paid and payable during the calendar year of 2022, we have met the commitment for the calendar year of 2022 and thus it is not probable that we need to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of December 31, 2022.

Lawsuit relating to illicit competition

During the fiscal year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd initiated a legal proceeding against certain PRC subsidiaries of the Group and one of the Group’s suppliers relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries of the Group was RMB30 million. Based on the assessment of the Group’s litigation counsels, the probability of the PRC subsidiaries of the Group losing is considered low, and even if the claimant were to prevail, the compensation amount ordered by the courts is expected to be immaterial and much lower than the total amount claimed. Therefore, no provision was made in respect of the claim as of December 31, 2022.

Capital Commitment

As of December 31, 2022, our capital commitment was RMB821.5 million, compared with RMB842.9 million as of June 30, 2022, which is mainly attributable to the construction of the headquarters building.

Employees and Remuneration

We had a total of 3,511 full-time employees as of December 31, 2022, including 1,961 in China and 1,550 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of December 31, 2022.

Function	Number of Employees
Product Development and Supply Chain Management	670
General and Administrative	450
Operations	1,779
Sales and Marketing	223
Technology	192
Business Development	99
Logistics	98

Total	3,511

Our total remuneration cost incurred for the six months ended December 31, 2022 was RMB378.0 million, as compared to RMB451.6 million for the six months ended December 31, 2021.

The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance

After the listing on the Main Board of the Hong Kong Stock Exchange on July 13, 2022 (the “Listing”), we have complied with all the applicable code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix 14 to the The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive should be separate and should not be performed by the same individual.

The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On November 15, 2022, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan to be entered into by Mr. Ye.

Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she has complied with the Code after the Listing and up to the date of this announcement.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The Audit Committee comprises three independent non-executive Directors, being Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules.

The primary duties of the Audit Committee are:

(a)	to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

(b)	to review the adequacy of our internal control over financial reporting; and

(c)	to review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee has reviewed our unaudited interim financial information for the six months ended December 31, 2022. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, KPMG, has reviewed our unaudited interim financial information for the six months ended December 31, 2022 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

After the Listing and up to the date of this announcement, the Company repurchased a total of 166,000 ordinary shares of the Company (the “Shares”) at an aggregate consideration (before all the relevant expenses) of HK$1,694,572 on the Hong Kong Stock Exchange and a total of 824,217 ADSs at an aggregate consideration (before all the relevant expenses) of US$4,208,433 on the New York Stock Exchange. As at the date of this announcement, all the Shares and ADSs repurchased during the Reporting Period have been cancelled.

Particulars of the repurchases made by the Company during the period from the date of the Listing and up to the date of this announcement are as follows:

Hong Kong Stock Exchange

	Price per Share
Trading Month	Number of Shares repurchased	Highest price paid	Lowest price paid	Aggregate consideration paid (before all the relevant expenses)
		(HK$)	(HK$)	(HK$)
October 2022	166,000	10.38	9.98	1,694,572
New York Stock Exchange Note

	Price per Share
Trading Month	Number of Shares repurchased	Highest price paid	Lowest price paid	Aggregate consideration paid (before all the relevant expenses)
		(US$)	(US$)	(US$)
October 2022	2,921,668	1.3900	1.1150	3,662,897
November 2022	375,200	1.4975	1.4025	545,536

Note:

In addition, 9,090 ADSs representing a total of 36,360 Shares have also been purchased on the New York Stock Exchange at an average price of US$1.39 per Share during the period from the date of the Listing and up to the date of this announcement for the benefit of the Company’s ESOP platforms pursuant to its currently effective share incentive plan.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or on the New York Stock Exchange during the period from the date of the Listing and up to the date of this announcement.

Use of Proceeds from the Global Offering

On July 13, 2022, the Shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange. The net proceeds from the global offering were HK$482.1 million. As at December 31, 2022, there has been no change in the intended use of net proceeds as previously disclosed in the section headed “Future Plans and Use of Proceeds” in the prospectus of the Company dated June 30, 2022. The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within the next 48 months.

As at December 31, 2022, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of total net proceeds	Amount of net proceeds (HK$ million)	Amount of net proceeds utilized during the six months ended December 31, 2022 (HK$ million)	Amount of net proceeds unutilized amount as at December 31, 2022 (HK$ million)
Store network expansion and upgrade	25%	120.5	74.5	46.0
Supply chain improvement and product development	20%	96.4	66.6	29.8
Strengthen our technology capabilities	20%	96.4	21.6	74.8
Invest in brand promotion and incubation	20%	96.4	55.5	40.9
Capital expenditures, which may include, among others, acquisitions of, or investments in, businesses or assets that complement our business	5%	24.2	－	24.2
Working capital and general corporate purposes	10%	48.2	48.2	－
Total	100%	482.1	266.4	215.7

Events after the Reporting Period

Resignation of executive Director and authorized  representative and change of senior   management

On January 31, 2023, Mr. Steven Saiyin Zhang resigned as the chief financial officer, executive vice president, an executive Director and authorized representative of the Company (the “Authorized Representative”) under Rule 3.05 of the Listing Rules. Mr. Eason Jingjing Zhang was appointed as the chief financial officer and Mr. Ye was appointed as the Authorized Representative on the same day.

Interim Dividend

The Board has approved a special cash dividend in the amount of US$0.172 per ADS or US$0.043 per Share on August 17, 2022, which has been paid to the holders of the ADSs and the Shares on around September 9, 2022.

The Board did not recommend the distribution of an interim dividend for the six months ended December 31, 2022.

Unaudited consolidated statement of profit or loss

(Expressed in thousands of Renminbi, except for per share data)

		For the six months ended December 31,
	Note	2022	2021
		RMB’000	RMB’000
Revenue	4	5,266,878	5,426,908
Cost of sales	5	(3,281,218)	(3,835,566)

Gross profit		1,985,660	1,591,342
Other income		14,311	18,586
Selling and distribution expenses	5	(798,127)	(725,622)
General and administrative expenses	5	(313,908)	(432,696)
Other net income	6	72,850	45,964
Credit loss on trade and other receivables		(3,716)	(19,091)
Impairment loss on non-current assets		–	(9,536)

Operating profit		957,070	468,947
Finance income		64,684	26,437
Finance costs		(16,345)	(17,266)

Net finance income	7	48,339	9,171

Share of loss of an equity-accounted investee, net of tax		–	(8,162)

Profit before taxation		1,005,409	469,956
Income tax expense	8	(241,498)	(131,338)

Profit for the period		763,911	338,618

Attributable to:
Equity shareholders of the Company		764,090	336,779
Non-controlling interests		(179)	1,839

Profit for the period		763,911	338,618

Earnings per share
Basic earnings per share (RMB)	9	0.61	0.28
Diluted earnings per share (RMB)	9	0.61	0.28

Unaudited consolidated statement of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi, except for per share data)

		For the six months ended December 31,
	Note	2022	2021
		RMB’000	RMB’000
Profit for the period		763,911	338,618

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations		(13,634)	9,177

Other comprehensive (loss)/income for the period		(13,634)	9,177

Total comprehensive income for the period		750,277	347,795

Attributable to:
Equity shareholders of the Company		746,698	345,545
Non-controlling interests		3,579	2,250

Total comprehensive income for the period		750,277	347,795

Unaudited consolidated statement of financial position

(Expressed in thousands of Renminbi)

		As at December	As at June 30,
	Note	31, 2022	2022
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment		467,718	419,894
Right-of-use assets		2,337,100	2,342,589
Intangible assets		33,382	43,066
Goodwill		20,860	19,388
Deferred tax assets		165,642	154,333
Other receivables		28,717	28,274
Prepayments		200,269	201,682
		3,253,688	3,209,226
Current assets
Other investments	10	809,641	210,523
Inventories	11	1,474,792	1,188,095
Trade and other receivables	12	1,108,501	1,056,198
Cash and cash equivalents	13	5,186,601	5,348,492
Restricted cash		28,609	32,376
Term deposits		135,548	236,878
		8,743,692	8,072,562
Total assets		11,997,380	11,281,788

		As at December	As at June 30,
	Note	31, 2022	2022
		RMB’000	RMB’000
EQUITY
Share capital	15(a)	95	92
Additional paid-in capital	15(a)	8,015,885	7,982,824
Other reserves		987,848	993,307
Accumulated losses		(1,196,403)	(1,944,581)

Equity attributable to equity shareholders of the Company		7,807,425	7,031,642
Non-controlling interests		1,602	(4,242)

Total equity		7,809,027	7,027,400

LIABILITIES
Non-current liabilities
Contract liabilities		49,895	51,658
Loans and borrowings		6,997	6,503
Lease liabilities		408,162	393,068
Deferred income		11,741	14,488
		476,795	465,717
Current liabilities
Loans and borrowings		–	445
Trade and other payables	14	2,939,852	3,072,991
Contract liabilities		337,214	361,522
Lease liabilities		266,487	257,997
Deferred income		6,533	6,295
Current taxation		161,472	89,421
		3,711,558	3,788,671
Total liabilities		4,188,353	4,254,388
Total equity and liabilities		11,997,380	11,281,788

Unaudited consolidated statement of changes in equity

(Expressed in thousands of Renminbi)

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at July 1, 2021	92		8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154
Changes in equity for the six months ended December 31, 2021
Profit for the period	–		–	–	–	–	–	–	336,779	336,779	1,839	338,618
Other comprehensive income for the period	–		–	–	–	–	8,766	–	–	8,766	411	9,177

Total comprehensive income for the period	–		–	–	–	–	8,766	–	336,779	345,545	2,250	347,795
					–
Dividend declared	–		(306,255)	–	–	–	–	–	–	(306,255)	–	(306,255)
Exercise of options	–	*	287	–	–	–	–	–	–	287	–	287
Release of ordinary shares from share incentive plan	–	*	(670)	–	670	–	–	–	–	–	–	–
Repurchase of shares	–		–	–	(12,604)	–	–	–	–	(12,604)	–	(12,604)
Equity settled share-based transactions	–		–	–	–	50,400	–	–	–	50,400	–	50,400
Appropriation to statutory reserve	–		–	–	–	–	–	24,460	(24,460)	–	–	–

Balance at December 31, 2021 and January 1, 2022	92		7,982,522	117,912	(14,240)	818,157	(11,240)	89,108	(2,245,972)	6,736,339	(4,562)	6,731,777

	Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Changes in equity for the six months ended June 30, 2022
Profit for the period	–		–	–	–	–	–	–	301,391	301,391	(266)	301,125
Other comprehensive income for the period	–		–	–	–	–	30,731	–	–	30,731	586	31,317

Total comprehensive income for the period	–		–	–	–	–	30,731	–	301,391	332,122	320	332,442

Exercise of options	–	*	302	–	–	–	–	–	–	302	–	302
Repurchase of shares	–		–	–	(69,556)	–	–	–	–	(69,556)	–	(69,556)
Equity settled share-based transactions	–		–	–	–	32,435	–	–	–	32,435	–	32,435

Balance at June 30, 2022	92		7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

*       The amount was less than RMB1,000.

			Attributable to equity shareholders of the Company
	Share capital		Additional paid-in capital	Merger reserve	Treasury shares	Share-based payment reserve	Translation reserve	PRC statutory reserve	Accumulated losses	Total	Non- controlling interests	Total equity
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at July 1, 2022	92		7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400
Changes in equity for the six months ended December 31, 2022
Profit for the period	–		–	–	–	–	–	–	764,090	764,090	(179)	763,911
Other comprehensive income for the period	–		–	–	–	–	(17,392)	–	–	(17,392)	3,758	(13,634)

Total comprehensive income for the period	–		–	–	–	–	(17,392)	–	764,090	746,698	3,579	750,277

Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	3		408,018	–	–	–	–	–	–	408,021	–	408,021
Dividend declared	–		(370,787)	–	–	–	–	–	–	(370,787)	–	(370,787)
Exercise of options	–	*	191	–	–	–	–	–	–	191	–	191
Release of ordinary shares from share incentive plan	–	*	(616)	–	616	–	–	–	–	–	–	–
Repurchase of shares	–		–	–	(32,711)	–	–	–	–	(32,711)	–	(32,711)
Cancellation of shares	–	*	(1,536)	–	1,536	–	–	–	–	–	–	–
Equity settled share-based transactions	–		–	–	–	26,580	–	–	–	26,580	–	26,580
Appropriation to statutory reserve	–		–	–	–	–	–	15,912	(15,912)	–	–	–
Acquisition of non-controlling interests	–		(2,209)	–	–	–	–	–	–	(2,209)	2,166	(43)
Acquisition of a subsidiary with non-controlling interests	–		–	–	–	–	–	–	–	–	99	99

Balance at December 31, 2022	95		8,015,885	117,912	(114,355)	877,172	2,099	105,020	(1,196,403)	7,807,425	1,602	7,809,027

*       The amount was less than RMB1,000.

Unaudited consolidated statement of cash flows

(Expressed in thousands of Renminbi)

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	610,684	840,842
Income tax paid	(177,428)	(109,101)

Net cash from operating activities	433,256	731,741

Cash flows from investing activities
Payment for purchases of property, plant, equipment and intangible assets	(78,032)	(228,585)
Payment for acquisition of land use right	–	(891,428)
Proceeds from disposal of property, plant and equipment and intangible assets	1,637	–
Payments for purchases of other investments	(4,650,252)	(9,213,034)
Proceeds from disposal of other investments	4,054,946	9,113,034
Placement of term deposits	(120,000)	–
Release of term deposits	221,330	–
Interest income	64,684	26,437
Investment income from other investments	15,400	40,446
Acquisition of a subsidiary, net of cash acquired	4,568	(683,483)

Net cash used in investing activities	(485,719)	(1,836,613)

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Cash flows from financing activities
Proceeds from Hong Kong public offering and exercise of the
over-allotment option, net of underwriting commissions and other issuance costs	469,683	–
Proceeds from exercise of options	191	287
Repayment of loans and borrowings	(206)	(503)
Payment of capital element and interest element of lease liabilities	(170,258)	(163,716)
Payments of repurchase of shares	(32,711)	(12,604)
Prepayments for repurchase of shares	(3,085)	(13,042)
Interest paid	–	(881)
Dividends paid	(370,787)	(306,255)
Payments of listing expenses relating to Hong Kong public offering	(42,616)	–

Net cash used in financing activities	(149,789)	(496,714)

Net decrease in cash and cash equivalents	(202,252)	(1,601,586)
Cash and cash equivalents at the beginning of the period	5,348,492	6,771,653
Effect of movements in exchange rates on cash held	40,361	(18,611)

Cash and cash equivalents at the end of the period	5,186,601	5,151,456

Notes to the unaudited interim financial information

(Expressed in thousands of Renminbi, unless otherwise indicated)

1	Basis of preparation

This interim financial information has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting , issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on February 28, 2023.

The interim financial information has been prepared in accordance with the same accounting policies adopted in the 2022 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2023 annual financial statements. Details of any changes in accounting policies are set out in Note 2.

The preparation of an interim financial information in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial information contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2022 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The interim financial information is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity , issued by the Hong Kong Institute of Certified Public Accountants.

2	Changes in accounting policies

The IASB has issued a number of amendments to IFRSs issued by the IASB that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s interim financial information:

•	Amendments to IAS16, Property, plant and equipment: Proceeds before intended use

•	Amendments to IAS 37: Onerous contracts – Cost of fulfilling a contract

•	Annual improvements to IFRS standards 2018-2020

•	Amendments to IFRS 3: Reference to the conceptual framework

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial information. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reporting segments of MINISO brand and TOP TOY brand for the six months ended December 31, 2022 and 2021.

No other operating segments have been aggregated to these reportable segments, but have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the six months ended December 31, 2022 and 2021. The segment information is as follows:

Reportable segments	Operations

MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the six months ended December 31, 2022
	Reportable segments
			Total
	MINISO	TOP TOY	reportable	Other
	brand	brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	4,993,086	222,500	5,215,586	51,292	5,266,878
Inter-segment revenue	71	3,364	3,435	144,822	148,257

Segment revenue	4,993,157	225,864	5,219,021	196,114	5,415,135
Segment profit/(loss) before taxation	1,040,381	(36,344)	1,004,037	12,730	1,016,767
Finance income	62,451	712	63,163	1,382	64,545
Finance costs	(13,619)	(2,722)	(16,341)	(4)	(16,345)
Depreciation and amortization	(162,340)	(32,093)	(194,433)	(2,044)	(196,477)
Other material non-cash items:
– credit loss on trade and other receivables	(1,693)	(541)	(2,234)	(1,482)	(3,716)
Segment assets	9,124,431	392,432	9,516,863	177,129	9,693,992
Segment liabilities	3,564,477	527,141	4,091,618	67,380	4,158,998

	As at and for the six months ended December 31, 2021
	Reportable segments
			Total
	MINISO	TOP TOY	reportable	Other
	brand	brand	segments	segment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	5,074,106	240,328	5,314,434	112,474	5,426,908
Inter-segment revenue	–	–	–	81,600	81,600

Segment revenue	5,074,106	240,328	5,314,434	194,074	5,508,508
Segment profit/(loss) before taxation	527,792	(65,062)	462,730	27,808	490,538
Finance income	24,527	25	24,552	1,626	26,178
Finance costs	(13,623)	(3,634)	(17,257)	(9)	(17,266)
Depreciation and amortization	(166,002)	(5,235)	(171,237)	(279)	(171,516)
Other material non-cash items:
– credit loss on trade and other receivables	(17,567)	(1,498)	(19,065)	(26)	(19,091)
– impairment loss on non-current assets	(6,072)	(3,464)	(9,536)	–	(9,536)
Segment assets	8,031,709	500,871	8,532,580	179,021	8,711,601
Segment liabilities	3,633,069	567,821	4,200,890	50,319	4,251,209

(ii)	Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	5,219,021	5,314,434
Revenue for other segment	196,114	194,074
Elimination of inter-segment revenue	(148,257)	(81,600)

Consolidated revenue	5,266,878	5,426,908

ii. Profit before taxation
Total profit before taxation for reportable segments	1,004,037	462,730
Profit before taxation for other segment	12,730	27,808
Unallocated amounts:
– Share of loss of an equity-accounted investee, net of tax	–	(8,162)
– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	(11,358)	(12,420)

Consolidated profit before taxation	1,005,409	469,956

	As at December 31, 2022	As at June 30, 2022
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	9,516,863	8,830,028
Assets for other segment	177,129	171,163
Other unallocated amounts
– Assets relating to construction of headquarters building	2,055,049	2,028,095
– Apartments for use as staff quarters	248,339	252,502

Consolidated total assets	11,997,380	11,281,788

iv. Liabilities
Total liabilities for reportable segments	4,091,618	4,173,410
Liabilities for other segment	67,380	62,341
Other unallocated amounts
– Liabilities relating to construction of headquarters building	29,355	18,637

Consolidated total liabilities	4,188,353	4,254,388

v. Other material items

	For the six months ended December 31, 2022
	Reportable segment totals	Other segment	Unallocated amount	Consolidated totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	63,163	1,382	139	64,684
Finance costs	(16,341)	(4)	–	(16,345)
Depreciation and amortization	(194,433)	(2,044)	(15,686)	(212,163)
Credit loss on trade and other receivables	(2,234)	(1,482)	–	(3,716)

	For the six months ended December 31, 2021
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amounts	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	24,552	1,626	259	26,437
Finance costs	(17,257)	(9)	–	(17,266)
Depreciation and amortization	(171,237)	(279)	(11,110)	(182,626)
Credit loss on trade and other receivables	(19,065)	(26)	–	(19,091)
Impairment loss on non-current assets	(9,536)	–	–	(9,536)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile)	3,360,167	4,086,285
Other Asian countries excluding the PRC	958,847	571,636
America	812,074	595,630
Europe	76,464	119,013
Others	59,326	54,344

	5,266,878	5,426,908

	As at December 31,	As at June 30,
	2022	2022
	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	2,577,593	2,575,241
Other Asian countries excluding the PRC	95,889	63,021
America	209,382	204,459
Europe	4,913	10,490

	2,887,777	2,853,211

Non-current assets exclude deferred tax assets and non-current prepayments.

4	Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s own mobile applications and self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines, primary geographical markets and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 3).

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Major products/service lines
– Sales of lifestyle and pop toy products
– Retail sales in self-operated stores	419,628	291,238
– Product sales to franchisees	2,537,738	2,988,169
– Sales to offline distributors	1,381,140	1,073,836
– Online sales	374,502	367,075
– Other sales channels	41,703	97,293

Sub-total	4,754,711	4,817,611

– License fees, sales-based royalties, and sales-based management and consultation service fees
– License fees	48,288	51,372
– Sales-based royalties	43,245	53,392
– Sales-based management and consultation service fees	212,302	263,002

Sub-total	303,835	367,766

– Others*	208,332	241,531

	5,266,878	5,426,908

Timing of revenue recognition
– Point in time	4,861,784	5,059,142
– Over time	405,094	367,766

Revenue from contracts with customers	5,266,878	5,426,908

Note:

*            Others mainly represented sales of fixtures to franchisees and distributors.

No revenue from individual customer contributing over 10% of total revenue of the Group during the six months ended December 31, 2022 and 2021.

(ii)	Seasonality of operations and COVID-19 impact on revenue

The Group’s business is subject to seasonal fluctuation, typically with relatively stronger performance in the quarters ended September 30 and December 31, which were mainly due to the higher retail demand in holiday seasons. As a result, the Group typically reports higher revenues for the first half of the year, than the second half.

During the six months ended December 31, 2022, the pandemic outbreaks of the Omicron variants of COVID-19 across China adversely impacted the Group’s retail sales and product sales to franchisees, as a result of governmental control measures and the increased number of COVID-19 infected people.

During the six months ended December 31, 2022, the sales of a majority of the Group’s overseas self-operated stores and stores owned by overseas distributors have recovered to pre-pandemic level, with more and more overseas markets having lifted their pandemic control measures.

5	Expenses by nature

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Cost of inventories (Note 11(a))	3,196,112	3,762,590
Payroll and employee benefits	377,974	451,593
Rental and related expenses	20,486	9,170
Depreciation and amortization	212,163	182,626
Licensing expenses	101,976	73,946
Promotion and advertising expenses	147,244	137,067
Logistics expenses	146,872	150,679
Travelling expenses	31,858	37,400
Other expenses	158,568	188,813

Total cost of sales, selling and distribution and general and administrative expenses	4,393,253	4,993,884

6	Other net income

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Net foreign exchange gain/(loss)	54,189	(11,489)
Losses on disposal of property, plants and equipment and intangible assets	(2,796)	(1,898)
Investment income from other investments	15,400	40,446
Scrap income	6,583	6,387
Net change in fair value of other investments	3,840	5,321
Litigation compensation	(1,863)	(8,834)
Gains relating to cancellation and modification of lease contracts	1,560	17,635
Others	(4,063)	(1,604)

	72,850	45,964

7	Net finance income

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Finance income
– Interest income	64,684	26,437

	64,684	26,437

Finance costs
– Interest on loans and borrowings	(116)	(302)
– Interest on lease liabilities	(16,229)	(16,964)

	(16,345)	(17,266)

Net finance income	48,339	9,171

8	Income taxes

(a)	Taxation recognized in consolidated profit or loss:

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Amounts recognized in consolidated profit or loss
Current tax
Provision for the period	253,348	124,979
Deferred tax
Origination and reversal of temporary differences	(11,850)	6,359

Tax expense	241,498	131,338

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Profit before taxation	1,005,409	469,956

Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	231,673	119,697
Tax effect of share-based compensation expenses and employee compensation expenses	6,426	12,600
Tax effect of other non-deductible expenses	8,811	1,662
Effect of preferential tax treatments on assessable profits of a subsidiary	(9,043)	(10,080)
Tax effect of exempted and non-taxable interest income	(4,352)	(2,105)
Effect of unused tax losses not recognized	7,058	10,093
Effect of deductible temporary differences not recognized/(utilized)	925	(529)

Actual tax expenses	241,498	131,338

9	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(i)	Profit attributable to ordinary shareholders (basic):

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Profit attributable to the equity shareholders of the Company	764,090	336,779
Less:
Allocation of undistributed earnings to holders of unvested restricted shares	(424)	(944)

Profit used to determine basic earnings per share	763,666	335,835

The unvested restricted shares granted to employees under 2020 Share Incentive Plan are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic earnings per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss.

(ii)	Weighted-average number of ordinary shares (basic):

The weighted average number of ordinary shares of 1,242,012,925 and 1,206,451,996 in issue for the six months ended December 31, 2022 and 2021, respectively, were calculated as follows:

	For the six months ended December 31,
	2022	2021
	Number of shares	Number of shares
Issued ordinary share at July 1, 2021 and 2022	1,202,646,619	1,204,860,715
Effect of shares issued relating to Hong Kong public offering and exercise of the over-allotment option	38,800,070	–
Effect of shares released from share incentive plan	1,955,734	1,615,808
Effect of repurchase of shares (Note 15(b))	(1,389,498)	(24,527)

Weighted average number of ordinary shares	1,242,012,925	1,206,451,996

(b)	Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

During the six months ended December 31, 2022 and 2021, the calculation of diluted earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB764,090,000 and RMB336,779,000 and the weighted average number of ordinary shares of 1,248,539,520 shares and 1,217,411,723 shares, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the six months ended December 31,
	2022	2021
	Number of shares	Number of shares
Weighted average number of ordinary shares, basic	1,242,012,925	1,206,451,996
Dilutive effect of share incentive plan	6,526,595	10,959,727

Weighted average number of ordinary shares, diluted	1,248,539,520	1,217,411,723

10	Other investments

	As at December 31,	As at June 30,
	2022	2022
	RMB’000	RMB’000
Financial assets measured at FVTPL
– Investments in trust investment schemes	207,840	208,649
– Investments in wealth management products	601,801	–
– Others	–	1,874

	809,641	210,523

In December 2020, the Group invested in a trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to March 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2022 and June 30, 2022 was estimated to be RMB106,550,000 and RMB103,537,000, respectively.

In July 2021, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to July 2023. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2022 and June 30, 2022 was estimated to be RMB101,290,000 and RMB105,112,000, respectively.

As at December 31, 2022, the Group invested in certain wealth management products managed by the banks and a financial institution in the PRC, with an aggregate principal amount of RMB602,260,000, which are redeemable on demand. The underlying investment portfolio of these wealth management products mainly include debt securities and other financial instruments with fixed return. Principal amount of these wealth management products is not guaranteed to be fully recovered. Return of investment in these wealth management products is not guaranteed. Fair values of the above investments in wealth management products as at December 31, 2022 were estimated to be RMB601,801,000.

11	Inventories

	As at December 31,	As at June 30,
	2022	2022
	RMB’000	RMB’000
Finished goods	1,471,097	1,186,810
Low-value consumables	3,695	1,285
	1,474,792	1,188,095

(a)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended December 31,
	2022	2021
	RMB’000	RMB’000
Carrying amount of inventories sold	3,200,082	3,797,276
Reversal of write-down of inventories	(3,970)	(34,686)

Cost of inventories recognized in consolidated statements of profit or loss	3,196,112	3,762,590

12	Trade and other receivables

	As at December 31,	As at June 30,
	2022	2022
	RMB’000	RMB’000
Current
Trade receivables	360,569	375,798
Less: loss allowance	(89,458)	(85,117)

Trade receivables, net of loss allowance	271,111	290,681
Amounts due from related parties	10,549	5,105
Miscellaneous expenses paid on behalf of franchisees	281,523	246,097
Value-added tax (“VAT”) recoverable	260,607	182,906
Rental deposits	113,631	101,124
Receivables due from on-line payment platforms and banks (i)	42,965	26,806
Prepayments for inventories	41,199	52,476
Prepayments for licensing expenses	35,073	35,223
Prepayments for listing expenses relating to Hong Kong public offering	–	58,560
Others	51,843	57,220

	1,108,501	1,056,198

Note:

(i)	Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

Aging analysis

As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows:

	As at December 31,	As at June 30,
	2022	2022
	RMB’000	RMB’000
Within 90 days	228,426	182,184
91 to 180 days	28,688	89,050
181 to 360 days	9,156	8,108
361 to 540 days	4,818	11,233
Over 540 days	23	106

	271,111	290,681

13	Cash and cash equivalents

Cash and cash equivalents comprise:

	As at December 31,	As at June 30,
	2022	2022
	RMB’000	RMB’000
Cash on hand	542	450
Cash at bank	5,186,059	5,348,042

Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows	5,186,601	5,348,492

14	Trade and other payables

	As at December 31,	As at June 30,
	2022	2022
	RMB’000	RMB’000
Trade payables	604,291	649,415
Payroll payable	86,214	68,969
Accrued expenses	200,738	264,905
Other taxes payable	35,938	52,078
Deposits	1,851,254	1,875,380
Amounts due to related parties	10,990	13,710
Others	150,427	148,534

	2,939,852	3,072,991

Aging analysis

As of the end of reporting period, the aging analysis of trade payables, based on the invoice date, is as follows:

	As at December 31,	As at June 30,
	2022	2022
	RMB’000	RMB’000
Within 1 month	553,635	599,280
1 to 3 months	41,964	32,308
3 months to 1 year	3,639	5,010
Over 1 year	5,053	12,817

	604,291	649,415

15	Capital and reserves

(a)	Share capital and additional paid-in capital

(i)	Pursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effective from the Company’s listing on the Hong Kong Stock Exchange, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of US$0.00001 each.

(ii)	On July 13, 2022, the Company completed its dual primary listing on the Hong Kong Stock Exchange. Upon completion of the dual primary listing and exercise of the over-allotment option, the Company issued 41,100,000 and 486,200 ordinary shares respectively, with a par value of US$0.00001 each and offer price of HK$13.80 each.

(iii)	During the six months ended December 31, 2022, 3,142,908 of restricted shares and options were vested and exercised, and were released from treasury shares into ordinary shares.

(iv)	As of December 31, 2022, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows:

	Number of shares	Share capital
		RMB’000
Ordinary shares	1,266,986,555	95

(b)	Repurchase and cancellation of shares

On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022 (the “2021 share repurchase program”).

On September 29, 2022, the board of directors authorized a new share repurchase program under which the Company may repurchase up to USD100 million of its shares within a period of 12 months starting from September 29, 2022 (the “2022 share repurchase program”).

During the six months ended December 31, 2022, the Company repurchased ordinary shares under the 2021 and 2022 share repurchase program as follows:

	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange
Month	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate price paid
		USD	USD	USD’000		HKD	HKD	HKD’000
July 2022	40,000	1.94	1.94	78	–	–	–	–
September 2022	36,360	1.39	1.39	51	–	–	–	–
October 2022	2,921,668	1.39	1.12	3,692	166,000	10.38	9.98	1,696
November 2022	375,200	1.50	1.40	549	–	–	–	–

Total	3,373,228			4,370	166,000			1,696

Equivalent to RMB’000				31,175				1,536

Pursuant to 2021 share repurchase program, the Company had repurchased a total of 6,187,636 ordinary shares on the New York Stock Exchange as of September 21, 2022, the expiry date of the program. In October 2022, the board of directors of the Company approved to transferred all these 6,187,636 repurchased shares to special purpose vehicles for future grants of share incentive awards under the 2020 Share Incentive Plan.

Under the 2022 share repurchase program, 166,000 shares repurchased on the Hong Kong Stock Exchange were cancelled as of December 31, 2022, 3,296,868 shares repurchased on the New York Stock Exchange as of December 31, 2022 were subsequently cancelled in January 2023.

(c)	Dividends

During the six months ended December 31, 2022, special cash dividends of US$0.043 per ordinary share, amounting to USD53,640,000 (equivalent to RMB370,787,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the six months ended December 31, 2021, dividends of US$0.039 per ordinary share, amounting to USD47,178,000 (equivalent to RMB306,255,000), in respect of the fiscal year ended June 30, 2021 were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange at http://www.hkexnews.hk and the Company at ir.miniso.com. The interim report of the Company for the six months ended December 31, 2022 will be dispatched to the Company’s shareholders and made available for review on the above websites in due course.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, February 28, 2023

As of the date of this announcement, the Board comprises Mr. YE Guofu and Mr. LI Minxin as executive Directors, and Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.